(Check One):
☐	Form 10-K and Form 10-KSB	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
☐	Form 20-F
☐	Form 11-K
☒	Form 10-Q and Form 10-QSB
☐	Form N-SAR
SEC File Number: 001-14100 CUSIP Number:45254P102

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Impac Mortgage Holdings, Inc.

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

1401 Dove Street

Address of Principal Executive Office (Street and Number)

Newport Beach, California 92660

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the second quarter of 2004, the Registrant discovered accounting inaccuracies in previously reported financial statements. After consultation with its independent auditors, the Registrant has determined that these inaccuracies require the restatement of its financial statements for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004. Due to the time and expense of the preparation of these restatements, the Registrant requires additional time to review and complete its Quarterly Report on Form 10-Q. The Registrant will file its Quarterly Report on Form 10-Q as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard J. Johnson (Name)	(949) (Area Code)	475-3600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Impac Mortgage Holdings, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2004	By:	/s/ Richard J. Johnson
Richard J. Johnson Chief Financial Officer, EVP

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).